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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Period November 2004   File No. 001-32267

Desert Sun Mining Corp.
(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5
(Address of principal executive offices)

1. News Release dated November 12, 2004
2. News Release dated November 15, 2004
3. News Release dated November 17, 2004
4. News Release dated November 17, 2004 (2)
5. Interim Financial Statements (unaudited) for the period ended September 30, 2004
6. Management Discussion and Analysis
7. Certification of CEO
8. Certification of CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No .XXX.**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5   Tel: 416-861-0341   Fax: 416-861-8165

For Further Information Contact:
John Carlesso   Kam Gill
416-861-5881   416-861-0341

1-866-477-0077   1-866-477-0077

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release 35 – 2004

TORONTO STOCK EXCHANGE SYMBOL: DSM

November 12, 2004

DESERT SUN ANNOUNCES RESULTS FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2004

DESERT SUN MINING CORP. (TSX: DSM; AMEX: DEZ) continues its steady advance towards production in early 2005, when it expects to be producing at a steady state rate of 103,000 ounces per annum by the end of the second calendar quarter. Desert Sun has changed its financial year-end from August 31 to December 31, with a transition year of 16-months ending December 31, 2004 and a fourth interim period covering the three and thirteen months ending September 30, 2004.

The dewatering of the Jacobina Mine, removal of the previous track haulage system and slashing of the main haulage drifts to accommodate the large mechanized equipment have been completed, and underground services are being installed. Ramp development has commenced and is ahead of schedule. The Company has ordered mobile equipment from Atlas Copco, who is providing financing over a period of 24-months. Atlas Copco is establishing a parts warehouse at the Jacobina Mine and has entered into a Full Service Agreement with the Company. To ensure that Desert Sun meets its production timetable, bridge units have arrived on site and are operating well. The Jacobina Mine offices, mechanical shop and staff facilities have been completed and tailings lines are being installed to the tailings dam area. Construction of the foundations for the four new leach tanks and the crusher has started and the installation of power and instrumentation is expected to be substantially completed by the end of November. A "Commissioning Team" has been established to ensure that mill commissioning proceeds smoothly.

In July 2004 the Company received the final operating and environmental permits required to re-start mining operations at the Jacobina Mine. In addition to the License of Operation for the mine, Desert Sun has been issued licenses for water usage and water discharge, permits for the purchase and use of cyanide in the metallurgical process and permits for buying and use of explosives in the mining operations. On September 17, 2004 a symbolic "Jacobina Mine Opening" took place that was attended by The Governor of Bahia, The Mayor of Jacobina, The Canadian Ambassador for Brazil and the Ministry of Mines Brasil.

Recognizing the enormous potential of the Bahia Gold Belt, Desert Sun is conducting a significant exploration program in 2004, focused on exploring several new targets identified in the 2003 drill program, most notably Morro do Vento, Canavieiras Mine, Morro do Vento Extension and the northern "blue sky" areas. Drilling at Morro do Vento continues to confirm the potential to outline a large mineral resource amenable to low cost bulk mining techniques. The target Intermediate reef package at Morro do Vento is consistently about 60 to 70 metres wide and extends along the full two kilometres strike length. Morro do Vento is located about 1.5 kilometres from the 4,200 tonnes per day processing plant that is currently being refurbished by Desert Sun in preparation for production. The first stage of metallurgical tests to be carried out by SGS Lakefield Research on samples from diamond drill holes at Morro do Vento, to determine recoveries using conventional milling, reported that the overall gold extraction for the Master composite was 96.4% with a range of 95.7% to 97.0%. At the Canavieiras Mine, located three kilometres north of the processing plant, the mineralized horizons are located within a fault-bounded block that is approximately 1.2 kilometres long and 400 metres wide. The mine was last worked in 1998, and past production totaled 458,247 tonnes at a grade of 8.65 g Au/t. In addition, the Company is conducting a major exploration program along the Bahia Gold Belt, which has outlined four major target areas for more detailed follow up. Desert Sun is carrying out an initial 2,000 metre drilling program to test targets identified from soil geochemical sampling by Desert Sun and a recently completed induced polarization geophysical survey by Fugro-LASAGeomag. Desert Sun's wholly owned Bahia Gold Belt property now totals 131,539 hectares, which includes 5,996 hectares in the mining lease, 97,476 hectares of granted exploration concessions and 28,067 of filed applications for exploration concessions.

In the three months ended September 30, 2004, Desert Sun invested $8.1 million in the acquisition, exploration and development of the Jacobina Mine, compared with $4.7 million in the three months ended June 30, 2004, $1.8 million in the four months ended March 31, 2004 and $6 million in the three months ended November 30, 2003. Expenditure in the first quarter included $5 million to acquire the remaining 49% interest in the Jacobina property from Valencia Ventures Inc. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a price of $1.62 per share.

As at September 30, 2004 Desert Sun had cash and equivalents totaling $15.8 million and no debt. On a consolidated basis, the Company recorded a net loss from operations of $1,351,000 in the three months ended September 30, 2004, or 2 cent per share, compared with a net loss in the third, second and first quarters of $543,000, $5,116,000 and $835,000 respectively. Included in the loss from operations is a non-cash compensation expense of $784,000 (third quarter: $105,000, second quarter: $4,478,000, first quarter: $nil), attributable to options issued to directors, officers, employees and consultants and which vested during the particular period, as valued in terms of the Black-Scholes option pricing model. The net loss from operations in the three months, excluding this expense was $567,000, comprising general and administration expenses of $647,000 and interest received on cash invested of $80,000.

About Desert Sun Mining Corp
Desert Sun owns the Jacobina Mine in Bahia State, Brazil and the associated large Bahia Gold Belt, which stretches for over 155 km along strike. The mine produced almost 700,000 ounces of gold from 1983 until 1998, when it was put on standby due to low metal prices. **Total measured and indicated mineral resources reported under National Instrument 43-101 and reviewed and confirmed by Micon International are 14,802,000 tonnes at 2.86 g Au/t containing 1,362,300 ounces of gold. Inferred mineral resources total 29,487,000 tonnes at 2.62 g Au/t containing 2,479,500 ounces of gold.** These resources are on less than 10% of the property. DSM commissioned a feasibility study through SNC Lavalin which in September 2003 confirmed the economics of reactivating the Jacobina Mine at a gold price of US$350 per ounce and outlined proven and probable reserves of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold. Based on this feasibility study, DSM has begun reactivation of the mine and expects to be in production by the second quarter of 2005, producing 75,000 ounces in 2005 and reaching steady state of approximately 103,000 ounces per annum thereafter, at an average cash cost of approximately US$190 per ounce.

Under SEC Guide 7 standards, as reported in the Company's 20-F filing, proven and probable reserves are as stated in the paragraph above. In addition, mineralized material in the former Canavieiras mine totals 659,000 tonnes grading 5.88 g Au/t. The reserves have been estimated using a gold price of US$300/ounce, a 3:1 $US:$R exchange rate, a cutoff grade of 1.3 g Au/t , dilution of 15% at grade estimated from diamond drilling information and including an allowance for mining recovery including pillars.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange under the symbol "DSM" and on the American Stock Exchange under the symbol "DEZ". (www.desertsunmining.com).

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5   Tel: 416-861-0341   Fax: 416-861-8165

For Further Information Contact:	
John Carlesso	Kam Gill
416-861-5881	416-861-0341
1-866-477-0077	1-866-477-0077

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release 36 – 2004

TORONTO STOCK EXCHANGE SYMBOL: DSM

November 15, 2004

DESERT SUN MINING SCHEDULES CONFERENCE CALL 10:00 AM EDT WEDNESDAY NOVEMBER 17, 2004
Pre-production Progress and Q3 Financial Results

Desert Sun Mining Corp. (TSX:DSM, AMEX:DEZ) will hold a conference call on Wednesday November 17, 2004 to update investors on its pre-production activities and exploration program at the Jacobina Mine on the Bahia Gold Belt in Brazil. Financial results for the third quarter of 2004 will also be discussed.

President and Chief Executive Officer Bruce Humphrey, Chief Operating Officer Peter Tagliamonte, and Vice President Exploration Dr. Bill Pearson will provide updates on the progress made on the property over the most recent quarter. Chief Financial Officer Stephen Woodhead will update investors on the company's finances.

Conference Call Details

Date :	Wednesday November 17, 2004
Time:	10:00 am EDT
Local callers:	416-695-6120

North American callers: 1-888-789-0089 International callers: +1-416-695-6120

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

About Desert Sun Mining Corp.

SNC Lavalin completed a Feasibility study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina Mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold. SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical data. SRK considered that Jacobina has the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold. A key objective of the expanded exploration program is to upgrade the presently inferred mineral resources to the indicated category to realize these potentially recoverable ounces. It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources. Based on the SNC Lavalin Feasibility, which used a gold price of US$350 per ounce and a Real (Brazilian currency) to $US exchange rate of 3:1, the mine can be in production by 2005, producing at a rate of 102,000 ounces of gold per year at an average cash cost of US $189

4

per ounce.

The Company is presently reactivating the Jacobina Mine, which has been on standby since 1998, according to the feasibility plan.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

Desert Sun Mining Corp. is a Canadian gold mining and exploration company listed on the Toronto Stock Exchange under the symbol 'DSM' and the American Stock Exchange under the symbol 'DEZ'. (www.desertsunmining.com).

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5   Tel: 416-861-0341   Fax: 416-861-8165

For Further Information Contact:	Tel: 416-861-0341 Fax: 416-861-8165
John Carlesso Kam Gill	www.desertsunmining.com
416-861-5881 416-861-0341	Press Release 37 – 2004
1-866-477-0077 1-866-477-0077	**TORONTO STOCK EXCHANGE SYMBOL: DSM**

November 17, 2004

DESERT SUN MINING CONFERENCE CALL POSTPONED DUE TO TECHNICAL DIFFICULTIES

Call Re-scheduled for Thursday November 18, 2004 at 10:00 am EDT

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has postponed its investor conference call originally scheduled for today due to technical difficulties. Telephone lines are down and it is not immediately clear when the situation will be corrected.

The call will be held tomorrow, Thursday November 18, 2004 at 10:00 am EDT.

Conference Call Details
Date : Thursday November 18,
2004 Time: 10:00 am EDT
Local callers: 416-695-6120
North American callers: 1-888-789-
0089 International callers: +1-416-
695-6120

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. **(www.desertsunmining.com).**

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5   Tel: 416-861-0341   Fax: 416-861-8165

For Further Information Contact:

John Carlesso   Kam Gill
416-861-5881   416-861-0341

1-866-477-0077   1-866-477-0077

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release 38 – 2004

**TORONTO STOCK EXCHANGE SYMBOL:
DSM**

November 17, 2004

DESERT SUN REPORTS SIGNIFICANT INCREASE IN MEASURED AND INDICATED RESOURCES AT JACOBINA

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has received all results from surface diamond drilling at the Jacobina Mine (Joao Belo zone) and has updated the mineral resource estimate for this zone based on this data in combination with historical drill results. Updated mineral resource estimates incorporating new drilling data previously released are also being completed for the Canavieiras and Morro do Vento target areas and these will be reported separately. This press release provides an interim statement of updated mineral resources at Jacobina shown in Table 1 below. A final statement of updated mineral reserves and mineral resources for Jacobina will be reported by year end.

Measured and indicated mineral resources on the Jacobina properties now total 18,280,000 tonnes grading 2.79 grams gold per tonne (g Au/t) containing 1.65 million ounces of gold. Inferred mineral resources total 18,280,000 tonnes grading 2.51 g Au/t containing 2.1 million ounces.

At the Jacobina Mine (Joao Belo Zone) Desert Sun completed 11 drill holes including wedges totaling 6,630m that were focused on upgrading previously defined inferred mineral resources to the indicated category. Significant assay results from this drilling are given in Table 2 below and the locations of the drill hole pierce points are shown in Figure 1, a vertical longitudinal section.

Measured and Indicated Mineral Resources at the Jacobina Mine now total 12,600,000 tonnes at 2.38 g Au/t containing 970,000 ounces of gold. This is an addition of 3,500,000 tonnes grading 2.48 g Au/t containing 280,000 ounces of gold, an increase of 40%, from the August 2003 estimate.

Inferred mineral resources are now 5,300,000 tonnes grading 2.33 g Au/t containing 390,000 ounces of gold. This is a reduction from the August 2003 inferred mineral resource of 8,600,000 at 2.77 g Au/t containing 760,000 ounces of gold reflecting the successful upgrading of a significant portion of this inferred resource to the indicated category. The mineralized zone is open along strike and at depth hence it is very likely that significant additional resources will be outlined by further drilling.

Peter Tagliamonte, P.Eng., Vice President Operations and COO said: **"The Desert Sun mine staff is currently completing a mine plan and mineral reserve estimate for the new indicated mineral resource.** We are very encouraged by the results from the 2004 drilling program as it demonstrates that the Jacobina Mine is developing into a long term mining asset. Underground diamond drill platforms are being developed. Therefore, drilling in 2005 will be faster and significantly more cost effective, and will allow for additional expansion and conversion of the inferred resources."

Dr. Bill Pearson, P.Geo., Vice President, Exploration commented: "The 2004 drilling program at the Joao Belo Zone was very successful in achieving its objectives of upgrading previously outlined inferred mineral resources to the indicated category. The cost of upgrading an inferred ounce to the indicated category was extremely efficient at approximately US$2.40 per ounce. We believe that the Joao Belo zone is a major centre for hydrothermal gold mineralization in the belt.

As we complete further drilling and continue to better understand the system, I believe that the gold mineralization will be found to be far more extensive than previously thought."

The updated resource estimate for the Joao Belo Zone has been reviewed and confirmed by Terry Hennessey, P.Geo. of Micon International. Mr. Hennessey is an independent qualified person as defined under National Instrument 43-101. The resource estimation methodology and classification used is the same as outlined in the August 2003 report by Mr. Hennessey filed on SEDAR.

Desert Sun owns 100% of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. The mine will re-start operations in the first quarter of 2005. Based on the SNC Lavalin Feasibility Study which used a gold price of US $350 per ounce and a Real (Brazilian currency) to $ US exchange rate of 3:1, the mine can produce at a rate of 102,000 ounces of gold per year at an average cash cost of US $189 per ounce.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements".

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange. **(www.desertsunmining.com)**

Table 1
Interim Mineral Resources Statement, Jacobina
Updated as of November 16, 2004

| Category | Area | As of November 2004** | | | Status |
		Tonnes	Grade (g/t Au)	Contained Gold (ounces)	Change from August 2003
Measured	Joao Belo	2,300,000	2.41	180,000	uncha n ged
	Itapicuriu	250,000	5.70	45,000	unchanged
	Serra do C6rrego	10,000	7.50	3,000	uncha n ged
	Canavieiras	56,000	6.73	12,000	uncha n ged
	Subtotal	**2,620,000**	**0.00**	**240,000**	**unchanged**
Indicated	Joao Belo	10,300,000	2.37	790,000	increased
	Itapicuru	3,860,000	3.51	440,000	re-estimating
	Serra do C6rrego	910,000	2.39	70,000	uncha n ged
	Canavieiras	600,000	5.80	110,000	re-estimating
	Subtotal	**15,670,000**	**2.78**	**1,410,000**	**increased**
Total Measured a n d Indicated	Joao Belo	12,600,000	2.38	970,000	increased
	Itapicuru*	4,110,000	3.64	480,000	re-estimating
	Serra do Corr6go	920,000	2.44	72,000	uncha n ged
	Canavieiras	660,000	5.88	125,000	re-estimating
	Total	**18,290,000**	**2.79**	**1,650,000**	**increased**
Inferred	Joao Belo	5,300,000	2.33	390,000	decreased
	Itapicuru*	12,200,000	2.00	780,000	re-estimating
	Serra do C6rrego	1,800,000	2.95	170,000	uncha n ged
	Canavieiras	4,000,000	3.55	460,000	re-estimating
	Other Areas	2,900,000	3.26	300,000	uncha n ged
	Total	**26,200,000**	**2.51**	**2,100,000**	**re-estimating**

* Includes Morro do Vento target area ** Totals have been rounded

Table 2: Significant Drilling Results, Jacobina Mine (Joao Belo Zone)

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below 670 Adit Level** (m) above	below
JBA-295	N 8751220	E 34445	El 786				
dip - 73°	276.62	278.40	**1.29**	1.78	**1.4**		150
	376.96	380.27	**1.09**	3.31	**2.6**		245
	426.15	426.81	**4.42**	0.66	**0.5**		290
	486.87	488.31	**2.20**	1.44	**1.1**		340
	NOTE: Hole caved before LMPC target reef intersected wedged as JBA-295D						
JBA-295D	N 8751220	E 34445	El 786				
dip - 73°	485.52	487.82	**2.01**	2.30	**1.8**		350
	501.06	503.12	**2.39**	2.06	**1.6**		365
	541.88	544.34	**1.76**	2.46	**1.9**		405
	729.03	731.58	**3.12**	2.55	**2.0**		580
	755.83	768.32	**1.23**	12.49	**9.6**		605
JBA-298	N 8750874	E334406	El 803				
dip - 69°	386.87	389.91	**1.38**	3.04	**2.6**		235
incl	527.37	550.25	**2.12**	22.88	**19.9**		385
incl	527.37	540.86	**2.70**	13.49	**11.7**		370
JBA-305	N8750944	E334413	El 784				
dip - 61°	477.33	479.35	**5.40**	2.02	**1.7**		310
	498.23	522.36	**2.30**	24.13	**20.8**		350
incl	498.23	511.81	**2.83**	13.58	**11.7**		345
incl	518.87	522.36	**3.86**	3.49	**3.0**		355
	712.52	717.9	**1.13**	5.38	**4.6**		535
JBA-307	N 8750875	E334095	El 1032				
dip - 77°	349.70	361.41	**2.54**	11.71	**8.0**	2	
incl	349.70	354.90	**5.00**	5.20	**3.5**	5	
	407.68	416.40	**2.14**	8.72	**5.9**		45
	441.38	445.90	**2.49**	4.52	**3.1**		73
	509.02	510.39	**6.16**	1.37	**0.9**		135
JBA-308	N8750674	E334427	El 841				
dip - 58°	542.24	557.00	**1.82**	14.76	**13.3**		310
	542.24	551.91	**2.12**	9.67	**8.7**		305
	571.42	575.89	**1.53**	4.47	**4.0**		328
JBA-309	N 8750772	E334415	El 834				
dip - 69°	571.51	584.47	**1.76**	12.96	**10.1**	383	
incl	578.35	584.47	**3.28**	6.12	**4.8**	385	

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection; 670m level is the main haulageway at Jacobina Mine

10

Table 2: Significant Drilling Results, Jacobina Mine (Joao Belo Zone) (con't)

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below 670 Adit Level** (m) above	below
JBA-310	N 8750823	E334096	El 1028				
dip - 47°	351.47	355.36	**4.77**	3.89	**3.7**	115	
JBA-311	N 8751158	E334426	El 799				
dip - 70°	482.00	483.47	**7.29**	1.47	**1.1**		330
	496.31	505.13	**1.71**	8.82	**6.9**		344
incl	501.45	505.13	**2.12**	3.68	**2.9**		350
	546.86	550.43	**3.17**	3.57	**2.8**		390
JBA-312	N 851075	E334095	El 1032				
dip - 87°	509.6	520.97	**4.34**	11.37	**6.1**		180
	highs cut to 30g/t		**3.61**				
incl	516.1	520.97	**9.48**	4.87	**2.6**		180
	highs cut to 30g/t		**7.78**				
	568.33	594.71	**2.77**	26.38	**14.2**		245
JBA-313	N 8751370	E334427	El 741				
dip - 69°	415.60	420.36	1.33	4.76	3.7		325

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection; 670m level is the main haulageway at Jacobina Mine

Figure 1: Vertical Longitudinal Section, Jacobina Mine (Joao Belo Zone)



DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5   Tel: 416-861-0341 Fax: 416-861-8165

Fellow Shareholders:

I am pleased to report to you that solid progress has been made towards re-starting production at the Jacobina Mine in 2005, and increasing the resources and reserves on the Bahia Gold Belt in northeast Brazil.

Pre-Production Activity
At the Jacobina Mine, construction and development activities continue at an accelerated rate. Ramp development has commenced and is ahead of schedule. Mine offices, the mechanical shop and staff facilities have been completed and the main electrical transmission line for the underground mining area was activated at the end of October. Construction of the foundations for the four new leach tanks, as well as the crusher, is scheduled for completion in November 2004. Installation of power and instrumentation should also be substantially complete by the end of November. A "Commissioning Team" has been established to ensure mill commissioning proceeds smoothly.

On September 17, 2004 a symbolic "Jacobina Mine Opening" took place that was attended by The Governor of Bahia, The Mayor of Jacobina, The Canadian Ambassador for Brazil and the Ministry of Mines Brasil.

Exploration Activity
The exploration team continues to achieve significant success. Diamond drilling at the Jacobina Mine has indicated the potential for major depth extension and upgrading of the Inferred resources to the Indicated category. At Morro do Vento, drilling continues to support the possibility of outlining a large mineral resource conducive to low-cost, bulk mining techniques. An independent consultant is producing a new resource estimate for Morro de Vento, while a preliminary environmental review is being initiated to determine requirements and the timetable for permitting, for a possible open pit and / or underground operation. A dedicated project manager has been appointed to assume responsibility for analyzing and managing the various development projects within the Jacobina Mine area.

In the northern extension of the Bahia Gold Belt, Desert Sun has significantly increased its land holdings and has identified four major target areas. Drilling is progressing on these targets with two drill rigs in the area.

With all of our activities, the Board of Directors and management are extremely focused on the efficient execution of the tasks at hand: the restart of mining and production activities in 2005, and the increase of the mineral resources and reserves on the Bahia Gold Belt. Through these activities we remain committed to delivering long-term value to our shareholders.

Yours truly,

"signed"   *"signed"*
Stan Bharti   Bruce Humphrey
Chairman   President and Chief Executive Officer

DESERT SUN MINING CORP.
CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	September 30, 2004 (Unaudited)	August 31, 2003 (Audited)
Assets		
Current		
Cash and equivalents	**$ 15,800,980**	$ 6,832,461
Amounts receivable and prepaid expenses	**1,148,181**	68,742
	16,949,161	6,901,203
Exploration property, plant and equipment (Note 2)	**23,736,296**	3,147,498
Capital assets (Note 3)	**3,886,303**	39,455
	$ 44,571,760	$ 10,088,156
Liabilities		
Current		
Accounts payable and accrued liabilities	**$ 2,415,941**	$ 487,632
Contingency (Note 4(c))		
Shareholders' Equity		
Share capital (Note 4)	**47,002,785**	16,952,085
Warrants (Note 5)	**6,479,289**	1,682,832
Contributed surplus (Note 7)	**5,981,294**	428,419
Deficit	**(17,307,549)**	(9,462,812)
	42,155,819	9,600,524
	$ 44,571,760	$ 10,088,156

Responsibility for Financial Statements

The accompanying financial statements for Desert Sun Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These statements are unaudited and have not been reviewed by the auditors. The most significant accounting principles have been set out in the August 31, 2003 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These financial statements are presented on the accrual basis of accounting and accordingly, a precise determination of many assets and liabilities is dependent upon future events. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Stated in Canadian Dollars - Unaudited)

	Common Shares		Warrants	Contributed Surplus	Accumulated Deficit	Total
	#	$	$	$	$	$
Balance, August 31, 2001	**15,535,818**	**6,937,867**	**-**	**-**	**(7,083,318)**	**(145,451)**
Private placements	500,000	100,000	-	-	-	100,000
Exercise of stock options	789,290	94,715	-	-	-	94,715
Issuance of special warrants for cash	-	-	-	1,872,475	-	1,872,475
Loss for the period	-	-	-	-	(125,421)	(125,421)
Balance, August 31,2002	**16,825,108**	**7,132,582**	**-**	**1,872,475**	**(7,208,739)**	**1,796,318**
Issuance of special warrants for cash	-	-	-	100,000	-	100,000
Conversion of special warrants	5,000,000	1,419,047	553,428	(1,972,475)	-	-
Private placements	9,246,520	7,694,174	1,212,471	179,545	-	9,086,190
Stock-based compensation	-	-	-	248,874	-	248,874
Exercise of warrants	835,000	433,517	(83,067)	-	-	350,450
Exercise of stock options	961,790	272,765	-	-	-	272,765
Adjustment	66	-	-	-	-	-
Loss for the period	-	-	-	-	(2,254,073)	(2,254,073)
Balance, August 31, 2003	**32,868,484**	**16,952,085**	**1,682,832**	**428,419**	**(9,462,812)**	**9,600,524**
Issued for Jacobina gold property	1,851,852	3,000,000	-	-	-	3,000,000
Private placements	19,879,707	31,198,702	-	-	-	31,198,702
Warrant valuation	-	(5,823,530)	5,823,530	-	-	-
Exercise of warrants	4,104,000	3,098,700	-	-	-	3,098,700
Warrant valuation allocation on exercise of warrants	-	805,722	(805,722)	-	-	-
Exercise of stock options	422,500	241,350	-	-	-	241,350
Stock option valuation allocation on exercise of options	-	35,000	-	(35,000)	-	-
Expiry of warrants			(221,351)	221,351		-
Stock-based compensation				5,366,524		5,366,524
Share issue costs		(2,505,244)				(2,505,244)
Loss for the period					(7,844,737)	(7,844,737)
Balance, September 30, 2004	**59,126,543**	**47,002,785**	**6,479,289**	**5,981,294**	**(17,307,549)**	**(42,155,819)**

See notes to the consolidated financial statements

DESERT SUN MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

	Three Months Ended September 30, 2004 (unaudited)	Three Months Ended August 31, 2003 (unaudited)	Thirteen Months Ended September 30, 2004 (unaudited)	Twelve Months Ended August 31, 2003 (audited)
Revenue	-	-	-	-
Expenses				
Amortization	1,006	(819)	5,857	2,952
Compensation expense (Note 7)	784,000	(118,251)	5,366,524	248,874
Consulting fees	72,188	152,895	338,551	152,895
Director's fees	-	-	47,000	-
Investor relations and shareholders' information	154,242	98,007	600,125	389,112
Management and administrative services	183,667	190,050	1,026,171	716,745
Office and miscellaneous	83,045	50,725	378,086	233,272
Professional fees	618	61,911	139,296	118,678
Transfer agent, listing and filing fees	68,721	151,001	126,573	167,162
Travel and entertainment	73,462	85,957	369,958	297,705
	1,420,949	671,476	8,398,141	2,327,395
Other				
Interest income	(80,173)	(42,079)	(561,598)	(82,442)
Interest expense	-	1,476	1,116	1,476
Foreign exchange loss	9,925	6,420	7,078	7,644
Net loss for the period	(1,350,701)	(637,293)	(7,844,737)	(2,254,073)
DEFICIT, beginning of period	(15,956,848)	(8,825,519)	(9,462,812)	(7,208,739)
DEFICIT, end of period	$ (17,307,549)	$ (9,462,812)	$ (17,307,549)	$ (9,462,812)
Net loss per share - basic and diluted (Note 9)	$ (0.02)	$ (0.02)	$ (0.14)	$ (0.09)
Weighted average number of shares outstanding	58,726,434	29,531,764	54,370,991	25,048,434

See notes to the consolidated financial statements

DESERT SUN MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	Three Months Ended September 30, 2004 (unaudited)	Three MonthsEnded August 31, 2003 (unaudited)	**Thirteen Months Ended September 30, 2004 (unaudited)**	Twelve Months Ended August 31, 2003 (Audited)
Cash Provided by (Used in):				
OPERATING ACTIVITIES				
Net loss for the period	$ (1,350,701)	$ (637,293)	**$ (7,844,737)**	$ (2,254,073)
Adjustment for non-cash items:				
Amortization	1,006	(819)	**5,857**	2,952
Compensation expense (Note 7)	784,000	(118,251)	**5,366,524**	248,874
Net change in non-cash working capital balances	1,778,240	456,632	**856,611**	444,233
	1,212,545	(299,731)	**(1,615,745)**	(1,558,014)
INVESTING ACTIVITIES				
Exploration property, plant and equipment (net)	(8,071,261)	(1,540,769)	**(17,539,172)**	(3,111,662)
Capital assets (net)	(3,006,381)	(19,479)	**(3,910,072)**	(42,407)
	(11,077,642)	(1,560,248)	**(21,449,244)**	(3,154,069)
FINANCING ACTIVITIES				
Issuance of common shares (net of issue costs)	1,875,000	5,127,158	**32,033,508**	9,809,405
CHANGE IN CASH AND EQUIVALENTS, for the period	(7,990,097)	3,267,179	**8,968,519**	5,097,322
CASH AND EQUIVALENTS, beginning of period	23,791,077	3,565,282	**6,832,461**	1,735,139
CASH AND EQUIVALENTS, end of period	$ 15,800,980	$ 6,832,461	**$ 15,800,980**	$ 6,832,461
Supplemental information:				
Exploration property, plant and equipment	$ -	$ -	**$ 3,000,000**	$ -
Common shares	-	-	**(3,035,000)**	-
Contributed surplus	$ -	$ -	**$ 35,000**	$ -
Conversion of special warrants to shares and warrants	$ -	$ -	**$ -**	$ 1,972,475

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Thirteen Months Ended September 30, 2004

1.   SIGNIFICANT ACCOUNTING POLICIES

The management of Desert Sun Mining Corp. ("Desert Sun" or the "Company") has prepared these unaudited financial statements for the thirteen months ended September 30, 2004, in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements should be read in conjunction with the August 31, 2003 audited financial statements.

These unaudited interim financial statements follow the same accounting policies as the August 31, 2003 audited financial statements, except for the following:

> Stock - Based Compensation
>
> The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. Accordingly, a compensation expense has been recorded for the thirteen months ended September 30, 2004 for awards granted in the period using the fair value method. The proforma expense applicable to the options granted to employees in the twelve months ended August 31, 2003 was $463,336.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited consolidated financial statements. Operating results for the thirteen months ended September 30, 2004 are not indicative of the results that may be expected for the full fiscal year ending December 31, 2004.

2.   EXPLORATION PROPERTY, PLANT AND EQUIPMENT

	Opening Balance	Expenditure during the Period	Ending Balance September 30, 2004
Acquisition costs	325,000	5,000,000	**5,325,000**
Exploration costs			
Feasibility study expenses	626,648	151,018	**777,666**
Drilling and assaying	832,260	4,042,923	**4,875,183**
Access roads	-	94,445	**94,445**
Geological and geophysical	378,872	801,631	**1,180,503**
Prospecting	-	55,903	**55,903**
Transport and travel expenses	246,305	323,816	**570,121**
Labour and consumables	738,413	993,376	**1,731,789**
Site administration	-	196,100	**196,100**
Preproduction costs			
Mine development – Jacobina mine	-	2,071,884	**2,071,884**
Mine development - Process area	-	5,219,735	**5,219,735**
Transport and travel expenses	-	235,025	**235,025**
Mine development – Labour and consumables	-	1,402,942	**1,402,942**
	3,147,498	20,588,798	**23,736,296**

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Thirteen Months Ended September 30, 2004

2.   EXPLORATION PROPERTY, PLANT AND EQUIPMENT (continued)

Jacobina Mine, Bahia State, Brazil

Desert Sun entered into an option agreement with Valencia Ventures Inc. (formerly William Multi-Tech Inc.) ("VVI") dated May 17, 2002 to acquire a 51% interest in the Jacobina Mine and related mineral concessions by paying $25,000 and agreeing to spend US$2 million on the properties prior to December 31, 2004. An officer and director of the Company is a director of VVI. On September 20, 2002, Desert Sun entered into a Memorandum of Understanding whereby the Company could acquire the remaining 49% interest in the mine by paying $100,000 upon execution of a formal agreement and a further $5,000,000 within 90 days of earning the initial 51% interest.

On August 1, 2003, Desert Sun entered into an agreement with Rockwater Capital Corporation ("Rockwater") to purchase from Rockwater a 1.7% net smelter return royalty on the Jacobina Mine for cash consideration of $200,000. A director of the Company was also a director of Rockwater.

In September 2003, Desert Sun completed the expenditure commitment required in terms of the option agreement, acquired a 51% interest in the Jacobina Mine and related mineral concessions and exercised its option to acquire the remaining 49% interest of the Jacobina property, plant and equipment from VVI. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company, at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party. To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineragao e Comercio Ltda. ("Jacobina"), the Brazilian company that holds the mining and exploration licences, fixed property and plant and equipment.

3.   CAPITAL ASSETS

	Cost	Accumulated Amortization	**2004 Net**	2003 Net
Canada				
Computer equipment	6,522	1,780	**4,742**	24,702
Office furniture and equipment	13,499	3,632	**9,867**	14,753
Brazil				
Plant construction	2,059	-	**2,059**	-
Equipment	1,083,290	-	**1,083,290**	-
Vehicles	2,183,344	-	**2,183,344**	-
Computer equipment	121,010	-	**121,010**	-
Office furniture and equipment	29,850	-	**29,850**	-
Property, plant and equipment (Note 3(a))	29,684,732	29,232,591	**452,141**	-
	33,124,306	29,238,003	**3,886,303**	39,455

(a) In September 2003, Desert Sun acquired a 100% interest in the equity of Jacobina Mineragao e Comercio Ltda., the Brazilian company that holds the Jacobina Mine mining and exploration licences, fixed property and plant and equipment. The historical book value of the assets was substantially written down when the mine was placed on care-and-maintenance in 1998 by VVI; with the remaining value attributed principally to the fixed property. Management has reviewed the fixed property portfolio and has determined that the current fair value of the fixed property exceeds the stated book value.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Thirteen Months Ended September 30, 2004

4.   SHARE CAPITAL

a)   Authorized – unlimited common shares without par value

b)   Issued

	Number of Shares	Amount
Beginning balance, August 31, 2003 (audited)	32,868,484	$
Issued for Jacobina gold property (Note 4(c))	1,851,852	3,000,000
Private placement - gross proceeds (Note 4(d))	8,115,000	11,198,700
Private placement - gross proceeds (Note 4(e))	11,764,707	20,000,002
Warrant valuation (Note 4(e))		(5,823,530)
Exercise of warrants - cash proceeds	4,104,000	3,098,700
Exercise of warrants - warrant valuation allocation		805,722
Exercise of stock options - cash proceeds	422,500	241,350
Exercise of stock options - option valuation allocation		35,000
Share issue costs		(2,505,244)
Ending balance, September 30, 2004 (unaudited)	**59,126,543**	**$ 47,002,785**

(c)   Acquisition of 100% of the Jacobina Mine

In September 2003, Desert Sun exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. ("VVI"). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party. An officer and director of the Company is a director of VVI.

Under the agreement, VVI has provided certain indemnities to Desert Sun for liabilities outstanding at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are presently subject to settlement negotiations; as well as labour and health related claims by former employees, which are being contested in court. Arrangements have been made by VVI to settle all of the past taxes payable over periods of up to 15 years, which total some $1.6 million. A conservative estimate of the claims relating to silicosis, for the period prior to the Company's acquisition of Jacobina, and for which VVI has indemnified Desert Sun is US$1.6 million. It is management's belief that the labour related claims are substantially without merit and Desert Sun and VVI intend to defend the actions vigorously.

(d) $11 million private placement

In September 2003 Desert Sun issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Thirteen Months Ended September 30, 2004

 (e) $20 million bought deal financing

In November 2003, Desert Sun completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 and expire on November 20, 2008. Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.
The gross proceeds have been prorated to common shares and warrants based on the fair value of each component, as follows: shares - $14,176,470; warrants - $5,823,530.

(f)   Compensation options

As part of the private placement on July 22, 2003, 227,272 Compensation Options were issued. Each Compensation Option entitles the holder to purchase one Compensation Unit at a price of $1.10 per Compensation Unit until July 22, 2005. Each Compensation Unit consists of one common share of the Company and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.35 until July 22, 2005.

5.   WARRANTS

The following summarizes the warrant activity during the thirteen months ended September 30, 2004:

	Number of warrants	Weighted Average Exercise Price
Balance, August 31, 2003 (audited)	7,288,260	$ 1.00
Issued	5,882,353	2.50
Exercised	(4,129,000)	1.05
Expired	(990,533)	1.25
Balance, September 30, 2004 (unaudited)	**8,051,080**	**$ 2.19**

Summary of warrants outstanding at September 30, 2004:

Expiry Date	Number of Warrants	Exercise Price	Amount (*)
July 22, 2005	2,168,727	1.35	655,758
November 20, 2008	5,882,353	2.50	5,823,530
	8,051,080	$2.19	$ 6,479,288

(*) Black-Scholes valuation

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Thirteen Months Ended September 30, 2004

6.   STOCK OPTIONS

The following summarizes the stock option activity during the period:

	Number of Options	Weighted Ave. Exercise Price
Balance, August 31, 2003 (audited)	3,133,497	$ 0.81
Exercised during the period	(422,500)	0.57
Granted during the period	5,247,499	1.56
Balance, September 30, 2004 (unaudited)	**7,958,496**	**$ 1.30**

The Company has a stock option plan (the "Plan") which is restricted to directors, officers, key employees and consultants of the Company. The number of common shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 8,500,000 common shares in the aggregate, and with respect to any one optionee, to 5% of the number of issued and outstanding common shares of the Company at the date of the grant of the option. Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

Effective January 21, 2004, unless determined otherwise by the Board of Directors, all options granted under the Plan will vest and become exercisable immediately.

As of September 30, 2004, the following options to acquire common shares were outstanding:

Expiry Date	Number of Options	Exercise Price ($)
July 11, 2007	665,000	0.38
September 16, 2007	42,000	0.40
September 16, 2007	132,000	0.60
September 16, 2007	132,000	0.80
February 4, 2008	1,289,997	1.00
April 23, 2008	225,000	1.00
July 2, 2008	100,000	1.00
July 23, 2008	75,000	1.10
July 25, 2008	50,000	1.35
September 22, 2008	2,150,000	1.62
October 21, 2008	400,000	1.65
November 17, 2008	50,000	1.95
December 11, 2008	185,000	1.57
December 22, 2008	1,362,499	1.70
April 7, 2009	100,000	1.60
September 20, 2009	1,000,000	1.20
	7,958,496	1.30

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Thirteen Months Ended September 30, 2004

7.   STOCK OPTION COMPENSATION ADJUSTMENT

During the thirteen months ended September 30, 2004, 5,247,499 stock options were issued to directors, officers and consultants of the Company.

A summary of the options granted and the value attributed to them are as follows:

(i)   2,150,000 stock options exercisable at $1.62 and expire September 22, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 2,150,000 stock options was $2,279,000.

(ii)   400,000 stock options exercisable at $1.65 and expire October 21, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 400,000 stock options was $432,000.

(iii)   50,000 stock options exercisable at $1.95 and expire November 17, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 50,000 stock options was $64,000.

(iv)   185,000 stock options exercisable at $1.57 and expire December 11, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 185,000 stock options was $190,550.

(v)   1,362,499 stock options exercisable at $1.70 and expire December 22, 2008. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 1,362,499 stock options was $1,512,374.

(vi)   100,000 stock options exercisable at $1.60 and expire April 7, 2009. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 100,000 stock options was $104,600.

(vii)   1,000,000 stock options exercisable at $1.20 and expire September 20, 2009. Expected dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 1,000,000 stock options was $784,000.

The Black-Scholes valuation for the above mentioned stock options was expensed in the statement of operations.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Thirteen Months Ended September 30, 2004

CONTRIBUTED SURPLUS

Included in contributed surplus are the following valuations regarding stock and compensation options:

Expiry Date	Number of Options	Exercise price ($)	Amount (*) ($)
July 22, 2005	227,272	1.35	179,545
February 4, 2008	250,000	1.00	77,500
April 23, 2008	175,000	1.00	47,250
July 23, 2008	75,000	1.10	19,124
September 22, 2008	2,150,000	1.62	2,279,000
October 21, 2008	400,000	1.65	432,000
November 17, 2008	50,000	1.95	64,000
December 11, 2008	185,000	1.57	190,550
December 22, 2008	1,362,499	1.70	1,512,374
April 7, 2009	100,000	1.60	104,600
September 20, 2009	1,000,000	1.20	784,000
Cancelled options			70,000
Expired of warrants			221,351
			5,981,294

(*) Black-Scholes valuation

8.   INCOME TAXES

The estimated taxable income for the period is nil. Tax assets arising from differences in tax values and accounting values have been reduced by an equivalent valuation allowance. The valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets will be realized.

For further information on the Company's actual losses for tax purposes, refer to Note 7 of the August 31, 2003 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these unaudited consolidated financial statements.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars - Unaudited)
Thirteen Months Ended September 30, 2004

9.　　　　BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury method and reflects the maximum possible dilution from the potential exercise of stock options and warrants. Diluted loss per share is the same as basic loss per share since the conversion of stock options and warrants would be anti-dilutive.

10.　　　　RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a)　　　　Management and administrative services expense includes $ 97,500 (2003 - $ 90,000), which was paid to a company controlled by an officer and director of the Company for administrative services.

(b)　　　　Desert Sun shares its premises with other companies that have common directors. Desert Sun is reimbursed by the related companies for their proportional share of the expenses.

(d)　　　　An officer and director of the Company is a director of VVI.

11.　　　　OTHER EVENTS

During the period, the Company received regulatory approval to change its year end to December 31, 2004. Accordingly, the Company has reported on the operations for the three and thirteen months ended September 30, 2004, while comparative results are for the three and twelve months ended August 31, 2003.

12.　　　　SUBSEQUENT EVENTS

In October 2004, the Company raised $20 million through the issuance of 13,793,103 units at a price of $1.45 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008.

13.　　　　COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

DESERT SUN MINING CORP.
Management's Discussion and Analysis
(All amounts stated in Canadian dollars, rounded to the nearest thousand, unless otherwise indicated)

Management's discussion and analysis should be read in conjunction with the Consolidated Financial Statements as well as the Consolidated Annual Financial Statements for the fiscal year ended August 31, 2003, and is intended to provide the reader with a review of the factors that affected the Company's performance during the three and thirteen month periods ending September 30, 2004 and those factors reasonably expected to impact on future operations and results.

Overview

Desert Sun Mining Corp. ("Desert Sun" or the "Company") is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Company's principal asset is its 100% interest in the Jacobina gold property located in the State of Bahia, in northeastern Brazil. The Jacobina property is currently at the development stage. The common shares of Desert Sun trade on the Toronto Stock Exchange under the trading symbol **DSM,** on the American Stock Exchange under the symbol **DEZ** and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol **DRT.**

Change in the ending date of Financial Year

Desert Sun has changed its financial year-end from August 31 to December 31. Under Brazilian law, Jacobina Mineracao e Comercio Ltda. ("JMC") is required to have a year-end of December 31. As JMC holds a 100% interest in the Jacobina Mine and related exploration properties, Desert Sun's principal assets, the Company believes that it would be more cost efficient and in the best interests of shareholders for both companies to have the same financial year-end. The Company has implemented this change by having a transition year of 16 months, with the last day of the transition year being December 31, 2004.

Results of Operations

On a consolidated basis, Desert Sun recorded a net loss from operations of $1,351,000 in the three months ended September 30, 2004, or 2 cents per share; compared with $543,000 in the three months ended June 30, 2004, $5,116,000 in the four months ended March 31, 2004, and $835,000 in the three months ended November 30, 2003. Included in the loss from operations in the three months ended September 30, 2004, the three months ended June 30, 2004 and the four months ended March 31, 2004 were non-cash compensation expenses of $784,000, $105,000 and $4,478,000 respectively, attributable to options issued to directors, officers, employees and consultants as valued in terms of the Black-Scholes option pricing model. (The assumptions applied for the Black-Scholes option pricing model included an expected dividend yield of 0%, expected volatility of 78%, a risk-free interest rate of 4.0% and an expected life of five years.) The net loss from operations in the three months, excluding this book entry, was $567,000; comprising general and administration expenses of $647,000 and interest received on cash invested of $80,000. Ongoing head office cash expenses, excluding extraordinary consulting fees, performance bonuses and travel expenses not expected to be repeated, are anticipated to remain in the range of $500,000 to $600,000 per quarter.

In the three months ended September 30, 2004, Desert Sun invested $8.1 million in the acquisition, exploration and development of the Jacobina Mine, compared with $4.7 million in the three months ended June 30, 2004, $1.8 million in the four months ended March 31, 2004 and $6 million in the three months ended November 30, 2003. Expenditure in the first quarter included $5 million to acquire the remaining 49% interest in the Jacobina property from Valencia Ventures Inc. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a price of $1.62 per share.

At the Jacobina Mine, construction and development activities continue at an accelerated rate, slightly under the projected capital budget. The principal activities during the period were as follows:

1.   **Mine:** The dewatering of the Jacobina Mine was completed in April 2004. The removal of the previous track haulage system and slashing of the main haulage drifts to accommodate the large haulage trucks have been completed. Ramp development has commenced and is ahead of schedule. The Jacobina Mine offices, mechanical shop and staff facilities (cafeteria and dry) have been completed and a new mine service water system has been installed. The main electrical transmission line for the underground mining area was activated at the end of October and a diesel fuel system is being constructed to service the mine equipment.

2.   **Mill process area:** All main piping of the milling process circuits has been cleaned or replaced. The ball mills have undergone and passed technical inspections. Construction of the foundation for the four new leach tanks, as well as the crusher foundations has started and is scheduled for completion in November 2004. Installation of power and instrumentation is also expected to be substantially completed by the end of November. Tailings lines are being installed to the tailings dam area. A "Commissioning Team" has been established to ensure mill commissioning proceeds smoothly.

3.   **Exploration:** A diamond drilling program is being conducted within the Jacobina Mine extension; at Morro do Vento, Canavieras and Morro do Vento Extension; and in the northern area, which constitutes the "blue sky". An independent consultant is producing a new resource estimate for Morro de Vento, for which a preliminary environmental review is being initiated to determine requirements and the timetable for permitting for a possible open pit and / or underground operation. A dedicated project manager has been appointed to assume responsibility for analysing and managing the various development projects surrounding the Jacobina Mine.

4.   **Other:** On September 17, 2004 a symbolic "Jacobina Mine Opening" took place that was attended by The Governor of Bahia, The Mayor of Jacobina, The Canadian Ambassador for Brazil and the Ministry of Mines Brasil. The event was very well attended and was widely publicized in Brazil.

For further information on the nature of the exploration and development expenditure, please refer to note 2 of the financial statements.

Significant operating expenses were as follows:

Management and administrative services costs, of $183,000 (including bonuses paid upon the achievement of important milestones, of $27,000) were incurred in the three months ended September 30, 2004, compared with $174,000 in the three months ended June 30, 2004, $428,000 (including bonuses of $215,000) in the four months ended March 31, 2004 and $241,000 (including bonuses of $110,000) in the three months ended November 30, 2003. Also included in the above expense is $23,000 ($22,000, $30,000 and $23,000 in the previous three quarters respectively) paid to a company controlled by a director of Desert Sun, for administrative services. The increase in basic management costs compared with fiscal 2003 is in line with the growth in the Company; with additional staff being added as well as increased time commitments by existing members. These costs will increase in the final quarter with the strengthening of the management team through the appointment of Mr. Humphrey at Chief Executive Officer (see Management Changes).

Investor relations and shareholders' information expenses were $154,000 in the three months ended September 30, 2004 (three months ended June 30, 2004: $95,000, four months ended March 31, 2004: $224,000 and three months ended November 30, 2003: $127,000). These expenses relate to a sustained public relations campaign directed to increase awareness of the Company and its project both in North America and Europe. Activities during the period included numerous presentations to targeted audiences, hosting of events in Toronto and London, attendance at trade shows, internet based advertising, and reports in the printed media. The largest single expense in the three months under review was the commissioning of a marketing report on the Company and the Jacobina Mine and related promotional activities ($55,000). Included in consulting fees in the first quarter is a related expense ($247,000) that is not expected to be repeated.

Consulting fees amounted to some $72,000 in the three months ended September 30, 2004, compared with $20,000 in the three months ended June 30, 2004, $nil in the four months ended March 31, 2004 and $247,000 three months ended November 30, 2003. The fees in the most recent six months were paid to corporate advisors working with the Company in areas such as capital structure, group structure, product sales, etc., while the fees in the first quarter related to investor relations activities that have subsequently been suspended.

Travel and entertainment costs reduced to $74,000 in the three months ended September 30, 2004 from $132,000 in the three months ended June 30, 2004. Related expenditure in the second and first quarters was $45,000 and $119,000 respectively. The travel and entertainment costs relate principally to the investor relations and marketing activities of management as they seek to educate investors about developments at the Company and to the raising of the necessary finance for the development of the Jacobina Mine. The activities during this quarter included trips by management to London and Europe, to New York for the "ringing of the bell" at the American Stock Exchange, as well as trips to Brazil relating to corporate activities such as the symbolic opening of the Jacobina Mine.

Office and miscellaneous expenses were $83,000 in the three months ended September 30, 2004, compared with $129,000 in the three months ended June 30, 2004, $54,000 in the four months ended March 31, 2004 and $112,000 in the three months ended November 30, 2003 (which included an annual insurance payment of $43,000). Desert Sun, together with certain other public companies who share office space and administrative services, negotiated and upgraded additional office space during the first six months of 2004. The costs relating to the expansion of the Toronto office were however contained, as the Company was reimbursed by these other companies for their proportional share of the expenses. The Toronto office is now fully functional and no further major expenses are expected during the remainder of 2004 in this regard.

Summary of Quarterly Results *(Stated in Canadian Dollars)*

	2004 4th quarter September 30, 2004 *3-months*	2004 3rd quarter June 30, 2004 *3-months*	2004 2nd quarter March 31, 2004 *4-months*	2004 1st quarter November 30, 2003 *3-months*	2003 4th quarter August 31, 2003 *3-months*	2003 3rd quarter May 31, 2003 *3-months*	2003 2nd quarter February 28, 2003 *3-months*	2003 1st quarter November 30, 2002 *3-months*
Revenue	--	--	--	--	--	--	--	--
Net Loss for the period	1,350,701	542,864	5,116,187	834,985	637,293	441,785	794,973	380,022
Net Loss per share – basic and diluted	0.02	0.01	0.09	0.02	0.02	0.01	0.04	0.02

During 2002 and 2003 the Company substantially reorganized its operations; including the appointment of new officers and directors, who began work in earnest on developing the Jacobina concessions in September 2002. Ongoing head office expenses (net losses from operations) are expected to be in the range of $500,000 to $600,000 per quarter, net of extraordinary consulting fees, performance bonuses and unusual travel expenses. Included in the net loss for each quarter of the 2004 fiscal year is the following non-cash compensation expenses: for the three months ended September 30, 2004: $784,000, for the three months ended June 30, 2004: $104,600 and for the four months ended March 31, 2004: $4,477,924. These book entries are expenses attributable to options issued to directors, officers, employees and consultants as valued in terms of the Black-Scholes option pricing model. Excluding this book entry the net loss for the fourth, third and second (four-month) quarters would be $566,701, $438,264 and $638,263 respectively.

Selected Annual Information *(Stated in Canadian Dollars)*

	August 31, 2003	**August 31, 2002**	**August 31, 2001**
Revenue	--	--	--
Net Loss for the period	2,254,073	125,421	38,569
Net Loss per share – basic and diluted	0.09	0.01	0.00
Total Assets	10,088,156	1,812,288	31,947
Total Long-term Liabilities	--	--	--
Dividends	--	--	--

In January 2002, later revised in May 2002, Desert Sun entered into an option to earn a 51% interest in the Jacobina Mine paleoplacer gold property in Brazil; including the mineral rights, mines and a 4,200 tonne per day processing plant. To earn the 51% interest, the Company agreed to pay $25,000 and spend US$2 million exploring the Jacobina property, prior to December 31, 2004. In September 2002, for cash consideration of $100,000, Desert Sun negotiated an option to acquire the remaining 49% interest by paying $5 million within 90-days of earning the initial 51% interest. In August 2003 the Company acquired and cancelled an outstanding 1.7% Net Smelter Royalty covering the entire Bahia Gold Belt, paying $200,000 as part of its US$2 million obligation. In September 2003 Desert Sun confirmed that it had completed its spending commitment and concurrently exercised its option to acquire the remaining 49% interest in the Jacobina property for $5 million, settled through a cash payment of $2 million and the issue of 1,851,852 common shares at a price of $1.62 per share.

The principal source of cash for use in operations has been the issue of common shares. The Company completed two equity financings in fiscal 2003 for gross proceeds of $9.7 million.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. The critical accounting estimates are related to recoverability of exploration expenditures, exploration property, plant and equipment and contingencies. Actual results could differ from these estimates.

Property acquisition costs and related direct exploration and development expenses are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful lives of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned. The cost of exploration property, plant and equipment includes any cash consideration paid, and the fair market value of shares issued on the acquisition of property interests. The recorded amounts represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of the property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

As a result of the exercise of its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (''VVI'') in September 2003, Desert Sun owns 100% of the Jacobina Mine and associated explorations properties, subject to a 5% net profit interest in favour of a third party. To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineragao e Comercio Ltda. ("Jacobina"), the Brazilian company that holds the mining and exploration licences, fixed property, and associated plant and equipment. Management believes that Jacobina has substantial tax losses in Brazil that may be carried forward to offset future taxable income from the Jacobina Mine, but cannot reasonably estimate these losses and the resulting future income tax assets at this time. Had the tax losses been determinable at this time, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

In terms of the agreement under which the Company acquired Jacobina, VVI provided certain indemnities to Desert Sun for outstanding liabilities. These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are in the process of being settled; as well as labour and health related claims by former employees, which are being contested in court. Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years. A conservative estimate of the claims relating to silicosis, for the period prior to the Company's acquisition of Jacobina, and for which VVI has indemnified Desert Sun is US$1.6 million. It is management's belief that the labour related claims are substantially without merit and Desert Sun and VVI intend to defend the actions vigorously. VVI has consistently met its obligations to the Company under this indemnity.

Technical Update
PREPRODUCTION UPDATE

The dewatering of the Jacobina Mine and rehabilitation, with the removal of the track and ties from the previous haulage system in preparation for the new truck haulage system, and slashing of the main haulage drifts has been completed. Ramp development has commenced and is ahead of schedule and underground services are being installed to accommodate the mechanized equipment. The Jacobina Mine central offices, mechanical shop and staff facilities (cafeteria and dry) have been repaired and upgraded. Technical inspections of the production facility and mill have been completed, and Engineering and Planning has commenced for the initial mining stopes.

Construction of the foundation for the four new leach tanks, as well as the crusher foundations, has started and is scheduled for completion in November 2004. Installation of power and instrumentation is expected to be substantially completed by the end of November. Electrical transformer installation has started and electrical cable trays and ducts are being installed throughout the mill. Tailings lines are being installed to the tailings dam area. A "Commissioning Team" has been established to ensure mill commissioning proceeds smoothly.

The first of the new mobile equipment ordered from Atlas Copco has been shipped, for which financing was provided by supplier over a period of 24-months. Atlas Copco is establishing a Parts Warehouse at Jacobina and has entered into a Full Service Agreement with the Company. Appropriate bridge equipment, provided by Atlas Copco, has arrived on site and is operating well. Later, these units will be available as backup units in support of Atlas Copco's guarantees and thereafter can be released or retained on a rental basis at the option of Desert Sun.

In June 2004, the State government of Bahia, Brazil provided tangible support for the Jacobina Mine through the signing of a "Protocol of Intentions". The financial incentives contained in the Protocol enhance the viability of the Jacobina Mine. A key influencing factor the State government considered in issuing the 'Protocol of Intentions' is the fact that the reopening of the Jacobina Mine will strongly promote economic growth, the generation of much-needed high-quality jobs, and social development in central- northern Bahia. In recognition of the multi-million dollar investment being made by Desert Sun in reopening the mines, under its Constitution and State laws the State of Bahia granted to Desert Sun the following incentives:

- Deferment of the ICMS (sales and services tax) on all importations of fixed assets required for the project, as well as deferment of ICMS on acquisitions of assets manufactured in Bahia;
- The State of Bahia will engage and support Desert Sun in negotiations with the Federal and Municipal Agencies seeking the reduction of 75% of the "Internal Revenue Tax" (Corporate Income Tax) for the next ten years, according to the legislation of the Northeast Brazil Development Superintendency (SUDENE); - The State of Bahia will assist the Company in obtaining all necessary Federal, State, and Municipal licenses; and
- The State of Bahia will assist the Company in obtaining financing through public financing agencies: the Social and Economic Development Bank of Brazil (BNEDES), the State of Bahia Development Bank (DESENBAHIA) and the Northeast Bank of Brazil (BNB).

In July 2004 the Company received the final operating and environmental permits required to re-start mining operations at the Jacobina Mine. In addition to the License of Operation for the mine, Desert Sun has been issued licenses for water usage and water discharge, permits for the purchase and use of cyanide in the metallurgical process, and permits for buying and use of explosives in the mining operations. Co-operation with the Bahia State government and the Departamento Nacional de Produgao Mineral (DNPM) throughout this process has been excellent.

Renovation of the premises to be used for the independent laboratory for analysis of production ores, definition drill core, metallurgical samples and water for environmental monitoring at the Jacobina Mine, to be designed, commissioned and operated by Lakefield Geosol Laboratorios Ltda. is nearing completion. All work procedures, training and quality systems of the mine site laboratory will be based on the Lakefield Geosol model, which is ISO 9001:2000 compliant. Once the mine laboratory is fully operational, Lakefield Geosol and Desert Sun will apply for ISO certification. Analysis of exploration drill core and rock samples will continue to be done at the Lakefield Geosol laboratory in Belo Horizonte. Lakefield Geosol Laboratorios Ltda. is a joint venture company between SGS Lakefield Research Limited, part of the SGS Group, which provides global testing and consulting services to the broad mining and metals sector from offices in Canada, Chile, Australia, South Africa and Brazil, and Geosol Geologia e Sondagems Ltda of Brazil. SGS Lakefield has considerable experience worldwide, and specifically in Brazil, in the development of on-site mine laboratories. Clients in Brazil include Companhia Vale do Rio Doce (CVRD) one of the largest integrated mining, smelting and manufacturing companies in the world. Quality is continually monitored via regular proficiency and inter-laboratory tests.

EXPLORATION UPDATE

Desert Sun is conducting a significant exploration program in 2004 that is focused on exploring several new targets identified in the 2003 drill program, most notably Morro do Vento, Canavieiras Mine and the northern "blue sky" areas, as well as on increasing the mineral resources in the main production area at Joao Belo.

At the **Morro do Vento** target area located 1.5 kilometres north of the processing plant additional drill results received in September 2004 further support the possibility of outlining a large mineral resource amenable to low cost bulk mining techniques. To date, 80 holes totaling 13,700 metres have been completed at Morro do Vento. The target Intermediate reef package is consistently about 60 to 70 metres wide and extends along the full 2 kilometre strike length with extensive garimpos (free miners workings). Work has begun on estimating a new mineral resource for Moro do Vento, which will form the basis for a preliminary evaluation study by SRK

Consulting. This study will examine both open pittable and bulk underground mining possibilities with processing by conventional and heap leach methods. The resource model is currently being updated and a mineral resource estimate incorporating all new drill data will be completed by Mr. John Reddick, P.Geo. of Reddick Consulting Ltd. in collaboration with Micon International. Preliminary metallurgical testing to assess the heap leach potential will be carried out at CETEM, an independent metallurgical laboratory in Rio de Janeiro, Brazil under the supervision of Mr. Bruce Ferguson, P.Eng. consulting metallurgist with Kappes Cassiday and Associates. Positive metallurgical tests of 96.8% gold recovery were obtained for conventional processing by SGS Lakefield. It is expected that the study will be completed by the end of this year.

The following are highlights from holes in the central 900 metre long core of the target zone:

- 1.01 grams g Au/t over a true width of 54.3 metres, including a higher grade intersection of 2.65 g Au/t over a true width of 8.6 metres;
- 0.93 g Au/t over a true width of 80.5 metres, including a higher grade intersection of 2.04 g Au/t over 11.0 metres true width; and
- 0.88 g Au/t over a true width of 65.9 metres, including 2.93 g Au/t over a true width of 10.2 metres.

In October 2004 the Company received additional underground diamond drill results from the **Canavieiras area** at Jacobina, Brazil. The drilling was carried out to test three major target areas: conglomerate reefs located between 50 to 100 metres below the existing mine workings; the southeast extension of the reefs that were previously mined; and reefs above the mine workings. The former Canavieiras Mine is located three kilometres north of the processing plant and is located in a block bounded by faults that is approximately 1.2 kilometres long and 400 metres wide. To date, 41 holes totaling 5,368 metres have been completed. As a result of the drilling program, the strike length of the reefs below the old workings was extended to at least 300 metres and high grade intersections continue to be returned from the reef extension southeast of the old workings. Both targets continue to be open along strike. The Company is currently compiling the new results and will be completing an updated mineral resource estimate as well as outlining a detailed plan for future drilling.

Highlights of the program included:

Target Reefs below old workings:

- 2.71 grams gold per tonne (g Au/t) over a true width of 22.2 metres, including 4.51 g Au/t over a true width of 9.8m at the top of the reef and 4.41 g Au/t over a true width of 3.2m at the base;
- 2.85 g Au/t over a true width of 27.5 metres, including 4.63 g Au/t over a true width of 13.4 metres. A separate reef lower in the same hole returned 2.06 g Au/t over a true width of 22.3 metres, including 5.05 g Au/t over a true width of 6.2 metres; and
- 8.77 g Au/t (7.25 g Au/t with highs cut to 30 g/t) over a true width of 3.9 metres.

Target Reefs extending zones previously mined:

- 16.13 g Au/t (15.63 g Au/t cut) over a true width of 2.5 metres; - 20.79 g Au/t over 0.7 metres;
- 13.83 g Au/t over a true width of 1.0 metre; and
- 3.77 g Au/t (1.97 g Au/t cut) over a true width of 6.0 metres.

Target Reefs above old workings:
- 8.09 g Au/t over a true width of 1.1 metres; and - 4.08 g Au/t over 2.0 metres.

Desert Sun's wholly owned Bahia Gold Belt property now totals 131,539 hectares, which includes 5,996 hectares in the mining lease, 97,476 hectares of granted exploration concessions and 28,067 of filed applications for exploration concessions. The property now covers a strike length of 155 kilometres over the Jacobina Group sedimentary rocks, which underlie the Serra do Jacobina mountains. The Company is conducting a major exploration program along the Belt, which has outlined four major target areas for more detailed followup. These targets include a 45+ kilometre strike length extension of the Serra do Corrego Formation conglomerates, which hosts the existing mines and the already-identified (14,802,000 tonnes at 2.86 g Au/t containing) 1.36 million ounces measured and indicated mineral resource and (29,487,000 tonnes at 2.62 g Au/t containing) 2.47 million ounces inferred mineral resource on less than 10% of the property. Regional and detailed geological mapping, prospecting, and rock and soil geochemical sampling by the Company in the Pindobagu area 55 kilometres north of Jacobina, has identified gold-bearing quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates that may be the northern and separate extension of the Serra do Corrego Formation. This target area is close to a major north-northeast striking fault contact zone with the Archean Mundo Novo greenstone belt. Other target areas include the Pindobagu Outlier which extends for 23 kilometres along strike with numerous gold garimpos (free miner workings) and the Maravilha Fault zone which extends for a strike length of 60 kilometres. Desert Sun is carrying out a 2,000 metre drill program to test targets identified from geological mapping, sampling and soil geochemistry by Desert Sun as well as an induced polarization geophysical survey by Fugro-LASAGeomag.

Financial Conditions, Liquidity and Capital Resources

As at September 30, 2004 Desert Sun had cash and equivalents totaling $15.8 million and no debt. The Company has not yet begun production on any of its properties, and therefore does not yet have any cash flow from operations. The principal source of cash for use in operations has been from the issue of common shares.

In September 2003 the Company issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. In November 2003 Desert Sun raised a further $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 for a period of five years. These warrants trade on the Toronto Stock Exchange under the symbol DSM.WT. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Griffiths McBurney & Partners and CIBC World Markets Inc. The proceeds from these offerings are being used to fund the development of the Jacobina project in Brazil and for working capital purposes.

In October 2004 Desert Sun completed a bought deal financing pursuant to which, as a result of the underwriters fully exercising their over-allotment option, it raised $20 million through the issuance of 13,793,103 units at a price of $1.45 per unit. Each unit consists of one common share and one-half of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. The warrants will trade on the Toronto Stock Exchange under the symbol "DSM.WT". The underwriting syndicate for the offering was led by Sprott Securities Inc. and included CIBC World Markets Inc., GMP Securities Ltd. and Salman Partners Inc. Proceeds from the offering will be used to fund the development of the Jacobina Mine in Brazil and for working capital purposes. The Company has decided not to proceed with the previously negotiated $15 million credit facility with Quest Capital Corp.

Management Changes

In September 2004 Desert Sun announced that Mr. Bruce Humphrey would join the Company as President, Chief Executive Officer and a member of the Board of Directors. Mr. Stan Bharti was appointed Chairman of the Board of Directors and Mr. Gerry McCarvill was appointed Vice Chairman. Both Messrs. Bharti and McCarvill will continue to be active in the growth of the Company. Mr. Humphrey joined the Company in mid October 2004.

Mr. Humphrey is a mining engineer with 30 years experience, having worked for several major mining companies and mining contractors in a variety of engineering, operations and executive management positions. In his most recent position, Mr. Humphrey was Senior Vice President and Chief Operating Officer of Goldcorp Inc. His responsibilities included the re-development, start-up and operation of the high grade Red Lake Mine. Mr. Humphrey's considerable experience in operating significant gold mines strengthens Desert Sun as it enters this all important stage of building a world class mining company.

Labour, safety and training

At the end of September 2004 the Company had 155 personnel on site at the Jacobina Mine. This was supplemented by 372 contractors for a total of 527 individuals on site. Since the programs began in June 2004, safety training hours have totaled 1,227 including 723 hours in September. There has been one "lost time" accident to date, in September, resulting in five lost days.

Accounting Standards

Desert Sun follows Canadian generally accepted accounting policies. In line with accepted industry practice, the Company has adopted the policy of deferring property specific acquisition, exploration and development costs. Deferred costs relating to properties that are relinquished, or where continued exploration is deemed inappropriate are written off in the year such assessment is made. If Desert Sun adopted a policy of expensing all exploration costs, the Company's asset base, shareholders' equity, and loss from operations would be materially different.

Effective September 1, 2002, Desert Sun adopted the new CICA standard for accounting for stock-based compensation. Desert Sun applied the pro forma disclosure provisions of the new standard to options granted to directors, officers and employees on or after September 1, 2002, and applied the fair value method for options granted as compensation for services rendered to the Company other than in the course of employment. For options granted in fiscal years beginning on or after January 1, 2004 the CICA Handbook now requires that compensation for option awards to employees be recognized in the financial statements at fair value. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. Accordingly, a fair value compensation expense has been recorded for the three months ended September 30, 2004, the three months ended June 30, 2004 and the four and seven months ended March 31, 2004 for awards granted (and vested) in those periods.

Uncertainties and Risk Factors

Desert Sun's primary objectives are the development of the Jacobina Mine and the exploration of the Bahia Gold Belt. Instability in the market price of gold may affect interest in resource properties and the development of and production from such properties. In the absence of cash flow from operations, Desert Sun relies on the capital markets (equity and potentially, debt) to fund its operations. There can be no assurance that additional funding will be available, or available under terms favourable to the Company.

The Company's operations are subject to all the hazards and risks normally incident to the exploration, development and mining of resource deposits, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable resource. Also of key importance are government regulations, including those relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of resource and production plant and equipment, and environmental protection. The effects of these factors cannot be accurately predicted, but any combination of them may impede the development of a deposit or render it uneconomic.

For a more complete description of the uncertainties and risk factors facing the Company, please refer to Management's Discussion and Analysis of the audited annual financial statements for the year ended August 31, 2003.

Corporate Governance

On June 4, 2004 the Board of Directors of Desert Sun adopted a Code of Conduct for the Company. All directors and senior personnel are required to familiarize themselves with the Code of Conduct, signing a copy of the Code on an annual basis to confirm that they understand the terms, and conduct themselves at all times in accordance with the letter and spirit of the Code. The Board of Directors has also adopted Board Committee Mandates and a Director's Position Description, which clearly sets out what is required of the directors in exercising their powers and discharging their duties. A Risk Matrix, highlighting the major operational, financial and regulatory risks faced by the Company, has been approved by the Board of Directors and will be assessed on a quarterly basis.

Outlook

The Company is on target to be in production by early 2005, and producing at an annualized steady state rate of at least 102,000 ounces per year by the second quarter of 2005. Construction and development activities at the Jacobina Mine are proceeding on schedule and under the projected capital budget. The Brazilian Real has remained relatively stable in relation to the Canadian Dollar during the fiscal year to date, depreciating 7.7% to C$1.00 = R$2.35

SNC Lavalin completed a Feasibility Study for Desert Sun in September 2003, which confirmed the economics of bringing the Jacobina Mine back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold. SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially "mineable tonnes" resulting from the conversion of inferred resources based on historical data. SRK considered that Jacobina had the potential to deliver "economically mineable tonnes" containing 2 million recoverable ounces of gold, based on the work done at the time of the study. A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces. It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources. Based on the SNC Feasibility Study, which used a gold price of US$350 per ounce [approximately US$400 per ounce at the time of this report] and a Real to US$ exchange rate of 3:1 [approximately R$2.82 : US$1.00 at the time of this report], the mine can be in production by 2005, producing at a rate of 102,000 ounces per year at an average cash cost of US$189 per ounce.

Forward-looking Statements

The Interim Report, including this MD&A, contains certain forward-looking statements including "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, which are prospective and reflect management's expectations regarding Desert Sun's future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Uncertainties and Risk Factors section of the Management's Discussion & Analysis for the year ended August 31, 2003. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a variety of reasons.

November 10, 2004

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Bruce Humphrey, the President and Chief Executive Officer of Desert Sun Mining Corp., certify that:

1.   I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Desert Sun Mining Corp. (the issuer) for the interim period ending September 30, 2004;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: <u>November 10, 2004</u>

"Bruce Humphrey"

Bruce Humphrey
President and Chief Executive Officer

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Stephen Woodhead, the Chief Financial Officer of Desert Sun Mining Corp., certify that:

1.   I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Desert Sun Mining Corp. (the issuer) for the interim period ending September 30, 2004;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2004

"Stephen Woodhead"
Stephen Woodhead
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.
(Registrant)

Dated: May 16, 2005   **Signed: /s/ Tony Wonnacott**

                                                             Tony Wonnacott,
                                                             Corporate Secretary